Exhibit P(iv)

                        Adviser's Amended Code of Ethics

                             FCA CORP CODE OF ETHICS

      FCA employee's decisions and behavior have far-reaching implications. Standards of ethical and professional conduct reflect on the individual, on FCA and on the investment industry as a whole. FCA employees ("employees") must act with competence, dignity and integrity, in an ethical manner, when dealing with clients, the public, prospects, third party service providers and fellow employees. This includes the fundamental principles of openness, honesty, integrity and trust. A strong personal sense of ethics should always play a significant role in guiding employees towards a proper course of action.

      The foundation of FCA's ethical standards is compliance with the letter and the spirit of the law. We must respect and obey all laws, rules and regulations applicable to our business. Employees are responsible for being familiar and complying with the ones that apply to employees. While employees are not responsible for knowing all the details of each law governing our business, employees are expected to be familiar with and comply with these policies and FCA's procedures and to seek advice when employees have a question or suspect a violation.

      1. Fiduciary Obligations. FCA and its employees are subject to the following specific fiduciary duties when dealing with clients:

            a. The duty to have a reasonable, independent basis for the investment advice provided;

            b. The duty to obtain best execution for a client's securities transactions where the Investment Advisor Representative ("IAR") is in a position to direct brokerage transactions for the client;

            c.    The duty to  ensure  that  investment  advice is  suitable  to
                  meeting  the  client's  individual   objectives,   needs,  and
                  circumstances;

            d.    A duty to be loyal to clients.

      2.    Confidentiality  of  Client  Information.   All  employees  must  be
            familiar with and comply with FCA's Privacy Policy.

      3. Suitability of Investments. FCA will only recommend those investments that it has a reasonable basis for believing are suitable for a client, based upon the client's particular situation and circumstances. We will use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations and taking investment actions.

      4. Personal Securities Transactions. The following procedures are designed to assist the Chief Compliance Officer ("CCO") in detecting and preventing violation of federal securities laws and FCA's rules and policies involving securities trading.

            a. Pre-clearance; Holding Period. Employees must have written clearance for all personal securities transactions before completing the transactions except purchases of Commonwealth Funds, open ended mutual funds and Exchange Traded Funds.

                  FCA reserves the right to disapprove any proposed transaction that may have the appearance of improper conduct.

                  Generally, employees must complete FCA's Pre-Clearance Form. All pre-clearance requests must be submitted to the CCO or the President. If pre-clearance is granted, the pre-clearance is only valid for the remainder of the day. If the employee wishes to transact in that security on the following or any other day, they must again obtain pre-clearance from the CCO or the President. Unless otherwise noted, no pre-clearance is required for the exempted transactions noted in paragraph (b) below.


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                  Securities  that are purchased  must not be sold for a minimum of ninety (90) days.

            b.    Reportable and Exempt Securities

                  FCA  requires  employees  to  provide  periodic  reports  (See
                  Reporting  section  "d"  below)  regarding   transactions  and
                  holdings in any security, except that it does not include:

                        o Direct obligations of the Government of the United States;

                        o Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

                        o     Shares issued by money market funds;

                        o     Shares issued by open-end mutual funds;

                        o Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds.

                  Employees do not have an indirect pecuniary interest in securities held by entities in which they hold an equity interest unless they are a controlling equity holder or they share investment control over the securities held by the entity.

            c.    Investments   in  Initial  Public   Offerings   ("IPO's")  and
                  Secondary Offerings

                  No  employee  shall  acquire,  directly  or  indirectly,   any
                  beneficial ownership in any secondary offering or IPO without first obtaining prior approval of the CCO.

            d.    Reporting

                  Each employee of FCA shall submit the following reports to the CCO in the time indicated:

                  1)    Initial Holdings Report - within 10 days of joining FCA.

                  2) Quarterly Transactions Report - within thirty (30) days after the close of a calendar quarter, or by April 30, June 30, October 30, and January 30.

                        Employees shall report all transactions that occur within a quarter on the Quarterly Transactions Report. Employees may instruct their broker-dealers to send to FCA duplicate broker trade confirmations and/or account statements of the employee which shall be received by the CCO, at a minimum, no later than thirty (30) days after the end of each calendar quarter. If an employee's trades do not occur through a broker-dealer (i.e., purchase of a private investment fund), such transactions must be reported on the Quarterly Transactions Report.

                        Employees are reminded that they must also report transactions by members of the employee's immediate family including spouse, children and other members of the household in accounts over which the employee has direct or indirect influence or control.

                  3)    Annual Holdings Report - by February 14 of each year

                        Employees are required to provide FCA with a complete list of securities holdings on an annual basis, or on or before February 14th (as determined by FCA) of each year. The report shall be current as of December 31st. In the event that employees submit brokerage or custodial statements to satisfy the requirement, it must contain the information shown in the Annual Holdings Report.


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                              Employees  must  report  the  name of any  broker,
                              dealer or bank with which the employee maintains an account in which any securities are held for the employee's direct or indirect benefit. There are no exemptions. If employees have a beneficial
                              interest  in  a  non-reportable   security  in  an
                              account that has not previously been reported, the name of the broker, dealer or bank where these accounts are maintained must be reported.

                        Duplicate Copies

                        To help ensure that duplicate brokerage confirmations are received for all accounts, employees may complete and send a brokerage letter to each bank, broker or dealer maintaining an account on FCA employee's behalf.

                        If FCA discovers that an employee may be violating policies set forth above, the employee shall meet with the CCO and President to review the facts surrounding the transactions.

            e.    Reporting Violations and Remedial Actions

                  FCA takes the potential for conflicts of interest caused by personal investing very seriously, and requires its employees to report promptly any violations of this policy to the CCO. FCA shall take action against any employee who retaliates against another person for reporting violations of this policy.

                          ALL REPORTS OF CODE OF ETHICS VIOLATIONS WILL BE
                           TREATED AS BEING MADE ON AN ANONYMOUS BASIS.

                  If any violation of FCA's Personal Security Transaction Policy is determined to have occurred, the CCO may impose sanctions and take such other actions as he/she deems appropriate. Any profits or gifts forfeited may be paid to the applicable client(s), if any, or given to a charity, as the CCO shall determine is appropriate.


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5.    Insider trading.

      a. Supervisory Responsibility. The CCO is responsible for implementing, monitoring and enforcing FCA's policies and procedures against insider trading.

      b.    Definitions.

            i. Insider. The term "insider" is broadly defined. It includes officers, directors and employees of FCA. In addition, a person can be a "temporary insider" if they enter into a special confidential relationship in the conduct of a company's affairs and, as a result, are given access to information solely for FCA's purposes. A temporary insider can include, among others, FCA's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, FCA may become a temporary insider of a client it advises or for which it performs other services. If a client expects FCA to keep the disclosed non-public information confidential and the relationship implies such a duty, then FCA will be considered an insider.

                  ii. Insider Trading. The term "insider trading" is generally understood to refer to the effecting of securities transactions while in possession of material, non-public information (regardless of whether one is an "insider") or to the communication of material, non-public information to others.

                  FCA'S POLICY PROHIBITS: TRADING BY AN INSIDER ON THE BASIS OF MATERIAL NON-PUBLIC INFORMATION; TRADING BY A NON-INSIDER (ALSO CALLED A "TEMPORARY INSIDER") ON THE BASIS OF MATERIAL NON-PUBLIC INFORMATION, WHERE THE INFORMATION WAS EITHER DISCLOSED TO THE NON-INSIDER IN VIOLATION OF AN INSIDER'S DUTY TO KEEP THE INFORMATION CONFIDENTIAL OR WAS MISAPPROPRIATED; AND,COMMUNICATING MATERIAL NON-PUBLIC INFORMATION TO OTHERS.

                  iii. Material Information. The term "material information" is generally defined as information that a reasonable investor would most likely consider important in making their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities, regardless of whether the information is related directly to their business. Material information includes, but is not limited to: dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; major litigation; liquidation problems; and, extraordinary management developments.

                  iv. Non-Public Information. Information is non-public until it has been effectively communicated to the marketplace. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public information.

            c.    FCA's Policy and Procedures on Insider Trading.

                        All officers, directors, and employees are prohibited from trading either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of federal securities laws. Any questions regarding FCA's policy on insider trading should be submitted to the CCO.

                        Here  are  FCA's   procedures   in  the   event   inside
                        information is received.

                  i. Information is to be communicated only to employees of FCA who have a "need to know" the information in the performance of their job.

                  ii. Upon learning of a potential insider trading violation, the CCO shall prepare a written report to the management of FCA providing full details and recommendations for further action.


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6.    Conflicts  of  Interest.  FCA  will  use its best  efforts  to  avoid  any conflicts of interest and where there is an actual or potential conflict of interest, FCA will disclose that potential or actual conflict of interest to any affected clients. All employees must adhere to the
      fundamental   standard  that  employees  should  not  take   inappropriate
      advantage of FCA employee's position, and have a duty to report potential and actual conflicts of interest to FCA. A "conflict of interest" occurs when FCA employee's private interests interfere with the interests of its client or of FCA. Some guidelines are:

      a. Acceptance of Gifts. Gifts (other than de minimis gifts, which usually have a value of less that $100) should not be accepted from service providers doing business with FCA. Client gifts having a value over $100.00 must be approved by the CCO.

      b. Outside Directorships. FCA employee's service as an advisor to, or member of, the Board of a public company, non-profit charitable, civic, social service, religious, professional and trade organization must be consistent with the provisions of this Code of Ethics and not create a conflict of interest with FCA employee's responsibilities to FCA. Employees must disclose all such positions to the CCO prior to accepting such position and annually thereafter.

      c. Outside Employment and Other Outside Activities. Officers and employees may not engage in outside employment or other outside activity that interferes with their duties and responsibilities at FCA. This includes outside activities that may be misconstrued to be activities of FCA and any activity that competes with FCA. Employees must obtain prior approval from the CCO before participating in outside employment activities.

7.    Diversion of Firm Business or Investment Opportunity.

      No employee may acquire, or receive personal gain or profit from, any business opportunity that comes to the employee's attention as a result of the employee's association with FCA and in which he or she knows FCA might be expected to participate or have an interest, without disclosing in writing all necessary facts to the CCO or President, offering the particular opportunity to FCA, and obtaining written authorization to participate from the CCO or the President.

      All proposed interests in an FCA business activity by an employee or family member or transaction must be submitted to the CCO or the President for prior approval.


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8.    Dealings with Government and Industry Regulators.

      Payments  of any  kind  by  FCA,  its  employees  or any  agent  or  other intermediary to any government official, self-regulatory official, corporation or other similar person or entity, within the United States or abroad, for the purpose of obtaining or retaining business, or for the purpose of influencing favorable consideration of any application for a business activity or other matter are prohibited. Employees are encouraged to avoid even the appearance of impropriety in their dealings with industry and government regulators and officials.

      All employees are required to cooperate fully with management in connection with any internal or independent investigation and any claims, actions, arbitrations, litigations, investigations or inquiries brought by or against FCA. Employees are expected, if requested, to provide FCA with reasonable assistance in meeting or consulting with FCA and its representatives, reviewing documents, analyzing facts and appearing or testifying as witnesses or interviewees or otherwise.

9.    Employee Involvement in Litigation or Proceedings.

      An employee must advise the CCO immediately if he or she becomes involved in or threatened with litigation or an administrative investigation or proceeding of any kind that relates in any way to FCA's business.


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